Since 1897
May 13, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: H. Roger Schwall, Assistant Director

Re:	The J.M. Smucker Company
Form 10-K for Fiscal Year Ended April 30, 2007
SEC File No. 1-0511
Dear Mr. Schwall:
     On May 7, 2008, we received a letter from the Commission’s Division of Corporate Finance containing a comment on our March 28, 2008, response to the Division’s January 31, 2008, comment letter on the above-referenced filing. Our response to the comment is provided below following the Division’s comment.
Comment:
Smucker’s Short-Term Incentive Compensation Program, page 21
We note your response to our prior comment six. We further note that for all of the executive officers participating in the management incentive program other than Mr. Byrd, 50% of the compensation was based on individual performance. For each executive officer, please describe the elements of individual performance and/or individual contribution that were taken into account when awarding incentive compensation.
Response:
The individual performance component of the Company’s MIP involves subjective evaluation by the Compensation Committee of the executive officers based on the following criteria:
•	providing leadership through adherence to the Company’s Basic Beliefs;

•	creating a culture of success and teamwork;
THE J.M. SMUCKER COMPANY • STRAWBERRY LANE, ORRVILLE, OHIO 44667-0280
TELEPHONE (330) 682-3000 • FAX (330) 684-3370 • www.smuckers.com

May 13, 2008
Mr. Schwall

•	demonstrating and implementing key strategic initiatives;

•	nurturing and developing the future generation of Company leaders; and

•	assuming key leadership roles within the Company.
     In light of the Staff’s comment, in future filings we will revise or supplement our disclosure consistent with the response set forth above.
     As requested in the staff’s letters of January 31, 2008 and May 7, 2008, the Company acknowledges that:
     (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     (2) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
     (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that this letter is responsive for your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me.
Very truly yours,
/s/ M. Ann Harlan
M. Ann Harlan
Vice President, General Counsel and Secretary